Exhibit 99.10

BROOKFIELD PROPERTIES CORPORATION

Brookfield Place

181 Bay Street, Suite 330

Toronto, Ontario

M5J 2T3

October 4, 2010

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 330

Toronto, Ontario

M5J 2T3

Dear Sirs/Mesdames:

Re:     Divestiture of Residential Land and Housing Division

In connection with our recently announced strategic repositioning, our board of directors has determined that it is in the best interests of our company to divest our residential land and housing division.

This letter is to confirm our binding agreement with you to undertake the divestiture of our residential land and housing division by effectively merging it with Brookfield Homes Corporation to form “Newco”. The merger will be completed on and subject to the terms and conditions set forth in the agreement and plan of merger and contribution entered into as of the date of this letter agreement between Brookfield Homes Corporation, Newco, Brookfield Residential Acquisition Corp. and our company.

Upon completion of the merger, we will hold common shares of Newco representing approximately 50.7% of the outstanding Newco shares (assuming the conversion of Newco preferred stock to be issued pursuant to the merger) as well as an unsecured senior promissory note in the principal amount of CDN$265 million and an unsecured subordinated promissory note in the principal amount of CDN$215 million. The forms of the promissory notes are appended to the merger agreement.

As soon as practicable and in any event not later than 30 days following completion of the merger in accordance with its terms and subject to compliance with applicable laws and stock exchange requirements, we will offer all of those common shares of Newco for sale to our common shareholders pursuant to a rights offering on the terms and conditions set forth in Schedule A. You have agreed to exercise all of your rights to purchase Newco common shares and to purchase any common shares that are not purchased by our other shareholders at the same price per share as under the rights offering. Our gross proceeds from the rights offering will be US$515 million. This is the value (together with the face value of the Newco notes) that was attributed to our residential land and housing division for purposes of the merger.

Prior to the completion of the merger, you will enter into an agreement with us substantially in the form set out in Schedule B under which we will have the right to require you in certain circumstances to purchase (at par), and you will have the right at any time to purchase (at par), the amount of the unsecured subordinated promissory note owing to us by Newco. In consideration for our rights under this agreement, we will pay you a fee equal to 2.0% per annum of the amount outstanding under the unsecured subordinated promissory note, payable quarterly in arrears on each interest payment date.

In view of your standby commitment under the rights offering and your obligations under the put agreement, we will not agree to any termination or amendment of the merger agreement, or waive compliance with any of the agreements or conditions contained therein, without your prior written consent.

An independent committee established by our board of directors has assessed the proposed transactions described above with its financial and legal advisors and has determined that the transactions are reasonable and fair to, and in the best interests of, our company. Based on the independent committee’s recommendation, our board of directors has unanimously approved the proposed transactions.

This letter agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon it will constitute our agreement with respect to the subject matter hereof effective as of the date hereof.

Yours very truly,

BROOKFIELD PROPERTIES CORPORATION

By:	/s/ Richard B. Clark
Name:	Richard B. Clark
Title:	Chief Executive Officer

CONFIRMED AND AGREED TO:

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Bruce Flatt
Name:	Bruce Flatt
Title:	Chief Executive Officer

SCHEDULE A

RIGHTS OFFERING

The Offering:	As soon as practicable but in any event not later than 30 days following completion of the merger in accordance with its terms and subject to compliance with applicable laws and stock exchange requirements, Brookfield Properties Corporation (“BPO”) will distribute, at no cost, to the holders of its outstanding common shares rights to purchase their pro rata portion of the Newco common shares acquired by BPO on closing of the merger.

Gross Proceeds to BPO:	US$515 million.

Expiry Date:	The exercise period will be 30 days after the date on which the rights offering materials are mailed to BPO shareholders.

Expiry Time:	4:00 p.m. (Toronto time) on the expiry date. Rights not exercised at or before the expiry time will be void and have no value.

Subscription Price:	The subscription price per Newco common share will be an amount such that BPO will realize gross proceeds of US$515 million.

Subscription Privilege:	Each right will entitle the holder thereof to purchase the prescribed number of Newco common shares upon payment of the subscription price. No fractional Newco common shares will be sold.

Exercise of Rights:	A rights certificate evidencing the total number of rights to which an eligible holder is entitled will be mailed, together with a copy of the rights offering materials, to each eligible holder with an address of record in an eligible jurisdiction. In order to exercise the rights represented by the rights certificate, such holder of rights must complete and deliver the rights certificate in accordance with the instructions set out in the rights offering materials.

Holders in Ineligible Jurisdictions:

Rights certificates will not be sent to BPO shareholders with addresses of record in any jurisdiction outside of Canada and the United States. Instead, such ineligible holders will be sent a copy of the rights offering prospectus with a letter advising them that their rights certificates will be issued to and held on their behalf by the subscription agent.

Rights that ineligible holders would otherwise be entitled to receive will be held by the subscription agent who will, prior to the expiry time, attempt to sell such rights on the open market, on a best efforts basis, and the net proceeds thereof, if any, will be forwarded to such ineligible holders.

A-1

Notwithstanding the preceding paragraph, ineligible holders resident in certain jurisdictions who demonstrate to BPO on or before the tenth day prior to the expiry date that the exercise of the rights and purchase of the Newco common shares upon the exercise of the rights is not prohibited by local securities laws and will not require BPO or Newco to file any documents, make any application or pay any amount in their jurisdiction of residence will be entitled to direct the subscription agent to exercise their rights on their behalf. Such ineligible holders will be required to submit payment in full of the purchase price for each common share purchased on or prior to the expiry time.

Standby Commitment:	BPO and Brookfield Asset Management Inc. (“BAM”) will enter into a standby agreement on customary terms under which BAM will have the obligation to purchase all of the Newco common shares held by BPO and not otherwise purchased pursuant to the rights offering at the same price per share as under the rights offering. BAM will not be paid a standby fee in consideration for the standby commitment.

Listing and Trading:	The rights will be listed on the TSX and NYSE until noon on the expiry date.

Commitment Fee:	None

A-2

SCHEDULE B

PUT AGREEMENT

B-1

PUT AGREEMENT

THIS AGREEMENT is dated the — day of January, 2011.

A M O N G :

Brookfield Properties Limited
as note-holder (together with its successors and assigns, “Lender”)

- and -

Brookfield Asset Management Inc. (together with its successors and assigns, “BAM”)

RECITALS

A. Brookfield Residential Properties Inc. (the “Borrower”) has entered into a subordinated unsecured promissory note agreement dated January —, 2011 in favour of the Lender in the original principal amount of CDN$215 million (as such note agreement may be hereafter amended, restated or supplemented from time to time, the “Note”).

B. BAM is a direct or indirect shareholder of the Borrower as of the date of this Agreement.

C. It is a condition of the Lender’s agreement to advance funds to the Borrower that BAM enter into this agreement with the Lender.

NOW THEREFORE for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby agree with each other as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions

In this Agreement, capitalized words used herein and not defined shall have the meanings ascribed thereto in the Note and the following words and expressions shall have the meanings set forth below:

(a)	“Affiliate” has the meaning given to such term in the Business Corporations Act (Ontario) in effect on the date hereof;

(b)	“Agreement” means this agreement and all exhibits and schedules attached hereto, including the recitals, as amended, supplemented, restated or replaced from time to time;

(c)	“Assignment Agreement” means the omnibus assignment agreement substantially in the form attached hereto as Exhibit A;

(d)	“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than BAM, its subsidiaries, its or such subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, its Class A limited voting shares or other voting stock into which BAM’s Class A limited voting shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of the Borrower’s voting stock or other voting stock into which the Borrower’s voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares or (ii) voting stock sufficient to enable it to elect a majority of the members of the Borrower’s board of directors. For the purposes of this definition, “person” and “group” have the meanings attributed to them in Sections 13(d) and 14(d) of the Exchange Act;

For the purposes of this agreement, an entity will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such entity’s voting stock measured by voting power rather than number of shares or (ii) such entity’s voting stock sufficient to enable them to elect a majority of the such entity’s board of directors (or similar body);

(e)	“Closing Date” has the meaning ascribed thereto in Section 2.3;

(f)	“Debtor Relief Laws” means (i) the Bankruptcy Insolvency Act (Canada), Companies’, Creditors Arrangements Act (Canada), Winding-up and Restructuring Act (Canada) and any successor to such statutes, (ii) any statute dealing with the reorganization or liquidation of debtors, including, without limitation, provisions of the Canada Business Corporations Act or the Business Corporations Act (Ontario) (or any successors to such statutes or comparable legislation in other jurisdictions) permitting the commencement of proceedings or any other process imposing a stay of proceedings against creditors or seeking to approve or impose a plan of arrangement providing for the comprise of claims of creditors or imposing other limitations or restrictions on creditors’ rights, and (iii) any other applicable insolvency or other similar law of any jurisdiction including, without limitation, any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it;

(g)	“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended;

(h)	“Lender” has the meaning ascribed thereto on the title page of this Agreement;

(i)	“Management” means BAM’s directors, officers or employees (or directors, officers or employees of its subsidiaries) immediately prior to the consummation of any transaction, acting individually or together;

(j)	“Note” has the meaning ascribed thereto in Recital A;

(k)	“Put Notice” has the meaning ascribed thereto in Section 2.3;

(l)	“Put Obligations” has the meaning ascribed thereto in Section 2.1;

(m)	“Put Right” has the meaning ascribed thereto in Section 2.1;

(n)	“Put Trigger Event” means the occurrence of any of the following events:

(i)	the occurrence of the 5th anniversary of the date hereof or any anniversary date thereafter;

(ii)	any Event of Default under the Note; or

(iii)	a Change of Control; and

(o)	“Termination Date” means the earlier of (i) the date on which all Put Obligations have been irrevocably and indefeasibly repaid in full, and (ii) the date on which BAM has purchased the full amount of the Put Obligations pursuant to the terms hereof.

1.2 References

All references in this Agreement to articles, sections, subsections, paragraphs, subparagraphs, clauses and exhibits, unless otherwise specified, are to articles, sections, subsections, paragraphs, subparagraphs, clauses of and exhibits to, this Agreement.

1.3 Statutory References

Unless otherwise stated, any reference in this Agreement to any act or statute or section thereof shall be deemed to be a reference to such act or statute or section, as amended, re-enacted or replaced from time to time.

1.4 Headings

The division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5 Number and Gender

Words importing the singular shall include the plural and vice-versa and words importing gender shall include all genders, unless the context otherwise requires.

ARTICLE 2

PUT RIGHTS

2.1 Grant of Put Rights

BAM hereby grants to the Lender an irrevocable right (the “Put Right”) to require BAM to purchase (at par) the full amount (but not less than the full amount) of the principal and accrued and unpaid interest owing to the Lender under the Note as determined in accordance with Section 3.1 (collectively, the “Put Obligations”), on and subject to the terms and conditions of this Agreement.

2.2 Put Right Fee

In consideration of the Put Right, the Lender shall pay to BAM a fee in the amount of 2% per annum calculated daily on the outstanding principal amount of the Note. Such fee shall be calculated from and including the date hereof to but excluding the date of exercise of the Put Right in accordance with Section 2.3 and shall be payable in arrears on each Interest Payment Date.

2.3 Exercise of Put Right

Following the occurrence of any Put Trigger Event, the Lender shall be entitled to provide written notice to BAM substantially in the form attached hereto as Exhibit B (a “Put Notice”) specifying (i) the amount and details of the Put Obligations to be tendered by the Lender to BAM for purchase, and (ii) the date, which shall be a Business Day and shall be five (5) Business Days following the date on which the Put Notice is issued, on which the purchase of such Put Obligations shall be effective (the “Closing Date”). The Lender shall only be entitled to deliver the Put Notice within 10 Business Days of it becoming aware of the occurrence of a Put Trigger Event. Should the Lender fail to exercise the Put Right within 10 Business Days of it becoming aware of a Put Trigger Event, the Lender shall nevertheless be entitled to exercise the Put Right following the next Put Trigger Event, if any.

2.4 Put Notice

(a)	The delivery of the Put Notice shall irrevocably commit the Lender and BAM to the sale and assignment by the Lender to BAM of the Put Obligations. The Lender’s specification of the Put Obligations in the Put Notice shall be conclusive and binding, absent manifest error.

(b)	If the event or circumstance giving rise to the Put Trigger Event is waived by the Lender prior to the sending of a Put Notice, the Put Right associated with such event shall expire (provided that such expiry shall not affect any Put Right associated with any other Put Trigger Event).

2.5 Call Right

BAM may at any time, and from time to time, by delivering written notice to the Lender, elect to require the Lender to deliver a completed Put Notice exercising the Put Right in respect of all, but not less than all, of the Put Obligations (the “Call Right”). Upon delivery of such notice by BAM to the Lender, the Lender shall within one Business Day deliver a completed Put Notice to BAM, and upon such delivery, the Lender and BAM shall be irrevocably committed to the sale and assignment by Lender of the Put Obligations, and the purchase by BAM (at par) of the Put Obligations in accordance with Article 3.

ARTICLE 3

CLOSING OF PUT AND ASSIGNMENT OF ACCOMODATIONS AND

COMMITMENTS

3.1 Closing

(a)	On the Closing Date specified in a Put Notice the Lender shall sell and assign the Put Obligations, and BAM shall purchase the Put Obligations and the Lender and BAM shall each execute and deliver the completed Assignment Agreement.

(b)	At or before 10:00 a.m. (Toronto time) on the Closing Date, BAM shall deposit with, or transfer to, the Lender to the account specified in the Put Notice an amount in Canadian Dollars and in immediately available funds equal to the amount of the Put Obligations.

ARTICLE 4

WAIVERS

4.1 Waivers by BAM

For so long as there are Put Obligations outstanding to the Lender, BAM waives each of the following, to the fullest extent permitted by law:

(a)	any defence based upon:

(i)	the unenforceability or invalidity of all or any part of the Put Obligations, or any security or other guarantee for the Put Obligations or any failure of the Lender to take proper care or act in a commercially reasonable manner;

(ii)	any act or omission of the Borrower or any other person, including the Lender, that directly or indirectly results in the discharge or release of the Borrower or any other person or any of the Put Obligations; or

(iii)	the Lender’s present or future method of dealing with the Borrower;

(b)	any right (whether now or hereafter existing) to require the Lender, as a condition to the enforcement of this Agreement:

(i)	to accelerate the Put Obligations or proceed and exhaust any recourse against the Borrower or any other person;

(ii)	to marshall the assets of the Borrower; or

(iii)	to pursue any other remedy that BAM may not be able to pursue itself and that might limit or reduce BAM’s burden;

(c)	presentment, demand, protest and notice of any kind (other than the Put Notice to be delivered to BAM), including, without limitation, notices of default and notice of acceptance of this Agreement; and

(d)	all other rights and defences (legal or equitable) the assertion or exercise of which would in any way diminish the liability of BAM under this Agreement.

4.2 Acknowledgements

BAM acknowledges receipt of a copy of the Note and confirms its knowledge of the contents thereof. BAM acknowledges that it has received, all information material to BAM in connection with BAM’s obligations under this Agreement.

4.3 Agreement Unaffected

This Agreement shall not be determined or affected, or the Lender’s rights under this Agreement prejudiced, by the termination of any of the Put Obligations of the Borrower to the Lender by operation of law or otherwise, including without limitation, the bankruptcy, insolvency, dissolution or liquidation of the Borrower, any change in the name, business, powers, capital structure, constitution, objects, organization, directors or management of the Borrower, with respect to transactions occurring either before or after such change. Subject to Section 4.4, BAM agrees that, until such time as the Put Obligations have been indefeasibly repaid in full to the Lender, the manner in which the Lender may now or subsequently deal with the Borrower and BAM or any guarantee or indemnity in respect of the Put Obligations shall have no effect on BAM’s continuing liability under this Agreement.

4.4 Consent of BAM Required.

Notwithstanding any other provision of this Agreement, the Lender agrees that it shall not, without the prior written approval of BAM, agree to any modification, amendment or waiver of the Note or the Put Obligations.

ARTICLE 5

RIGHTS AND DUTIES

5.1 Relationship Between the Lender and BAM

Neither party to this agreement is a trustee or agent for the other party. The Lender and BAM shall have no duties or responsibilities to each other in respect of the Put Obligations or the Note except as expressly set out herein, and all implied duties are expressly disclaimed. Without limiting the generality of the foregoing, the Lender has no fiduciary obligations to BAM and BAM has no fiduciary obligations to the Lender. This Agreement shall not be construed to create a partnership or joint venture between the parties.

ARTICLE 6

REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1 Representations and Warranties by BAM

BAM represents and warrants to the Lender, acknowledging and confirming that the Lender is relying thereon without independent inquiry in entering into this Agreement, that:

(a)	Existence and Standing. It is a corporation incorporated or organized and subsisting under the laws of its jurisdiction of incorporation.

(b)	Corporate/Other Power. It has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and to do all acts and things and execute and deliver all other documents and instruments as are required hereunder or thereunder to be done, observed or performed by it in accordance with the terms hereof and thereof.

(c)	Conflict with Other Instruments. The execution and delivery by it and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of any of the terms, conditions or provisions of (i) its articles or by-laws; (ii) any applicable Law; (iii) any material agreement or any material contractual restriction binding on or affecting it or its assets.

(d)	Corporate Action, Governmental Approvals, etc. The execution and delivery by it of this Agreement, and the performance by it of its obligations hereunder have been duly authorized by all necessary corporate action including, without limitation, the obtaining of all necessary material and relevant consents. No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Governmental Entity (save and except for any public disclosure that may be required under applicable securities laws, which shall be made in accordance with such laws following execution of this Agreement) or other Person, is or was necessary in connection with the execution, delivery and performance of its obligations under this Agreement, except such as are in full force and effect, unamended at the date hereof.

(e)	Due Execution; Validity and Enforceability; Defaults. This Agreement has been duly executed and delivered, as the case may be, by BAM and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms.

6.2 Representations and Warranties by Lender

The Lender represents and warrants to BAM, acknowledging and confirming that BAM is relying thereon without independent inquiry in entering into this Agreement, that:

(a)	Existence and Standing. It is a corporation incorporated or organized and subsisting under the laws of its jurisdiction of incorporation.

(b)	Corporate/Other Power. It has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and to do all acts and things and execute and deliver all other documents and instruments as are required hereunder or thereunder to be done, observed or performed by it in accordance with the terms hereof and thereof.

(c)	Conflict with Other Instruments. The execution and delivery by it and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not conflict with or result in a breach of any of the terms, conditions or provisions of (i) its articles or by-laws; (ii) any applicable Law; (iii) any material agreement or any material contractual restriction binding on or affecting it or its assets.

(d)	Corporate Action, Governmental Approvals, etc. The execution and delivery by it of this Agreement, and the performance by it of its obligations hereunder have been duly authorized by all necessary corporate action including, without limitation, the obtaining of all necessary material and relevant consents. No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Governmental Entity (save and except for any public disclosure that may be required under applicable securities laws, which shall be made in accordance with such laws following execution of this Agreement) or other Person, is or was necessary in connection with the execution, delivery and performance of its obligations under this Agreement, except such as are in full force and effect, unamended at the date hereof.

(e)	Due Execution; Validity and Enforceability; Defaults. This Agreement has been duly executed and delivered, as the case may be, by the Lender and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms.

The Lender makes no representation or warranty to BAM or assumes any responsibility to BAM with respect to:

(a)	any statements, warranties or representations made by the Borrower in or in connection with the Note, the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Note or any other instrument or document furnished pursuant hereto; and

(b)	the financial condition of the Borrower or any other Person primarily or secondarily liable in respect of any of the obligations outstanding under the Note, or the performance or observance by the Borrower or any other Person primarily or secondarily liable in respect of any of the liabilities of any of their obligations under the Note or any other instrument or document furnished pursuant hereto or thereto.

6.3 Covenants of Lender

Notwithstanding any rights of assignment or transfer that the Lender may have under the Note, the Lender covenants and agrees that so long as the Put Right remains outstanding, it will not sell, transfer, assign or otherwise dispose or encumber of any of its interest in the Note or the Put Obligations.

ARTICLE 7

MISCELLANEOUS

7.1 Notice

Any notice required or permitted to be given in connection with this Agreement (including a Put Notice) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery) or if transmitted by facsimile:

(a)	in the case of notice to BAM, at:

Brookfield Asset Management Inc.

P.O. Box 762, Suite 300

Brookfield Place, 181 Bay Street

Toronto, Ontario M5J 2T3

Attention: Jeffrey Haar

(b)	in the case of notice to the Lender, at:

Brookfield Properties Limited

Three World Financial Center

200 Vesey Street, 11th Floor

New York, NY 10281

Attention: Brett Fox

Any notice delivered or transmitted as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if a notice is delivered or transmitted after 5:00 p.m. local time, or if such day is not a Business Day, then the notice shall be deemed to have been given and received on the next Business Day.

7.2 Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.3 Assignment

(a)	Neither party to this Agreement may assign the whole or any part of its rights under this Agreement without the prior written consent of the other party.

(b)	For greater certainty, no assignment by BAM of its direct or indirect equity interests in the Borrower shall relieve BAM of any of its obligations under this Agreement.

7.4 Further Assurances

Each party hereto shall from time to time promptly take such action and execute and deliver such further documents as may be reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement.

7.5 Specific Performance

The parties each acknowledge and agree that any breach by either of them of this Agreement in respect of the Lender exercising its Put Rights or BAM exercising its Call Right would cause serious and irreparable damage and harm to the non-breaching party and that remedies at law would be inadequate to protect against breach of this Agreement, and agree in advance to the granting of injunctive relief in favour of such non-breaching party for any breach of the provisions of this Agreement and to the specific enforcement of the terms of this Agreement, without proof of actual damages, and without the requirement to post a bond or other security, in addition to any other remedy to which such non-breaching party would be entitled.

7.6 Termination

This Agreement shall terminate on the Termination Date.

7.7 Survival

All representations, warranties, covenants and agreements made in this Agreement or in any certificate or other document given pursuant hereto are material, shall be deemed to have been relied upon by the Lender, notwithstanding any investigation heretofore or hereafter made by the Lender or its counsel or any representative of either of them and shall survive the execution and delivery of this Agreement and all such representations, warranties, covenants and agreements shall continue in full force and effect, without limitation.

7.8 No Waiver Implied

No failure on the part of the Lender to exercise, and no delay in exercising, any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The rights and remedies provided for herein are cumulative and are not exclusive of any remedies provided by law, in equity or in any other agreement between the parties hereto.

No failure on the part of BAM to exercise, and no delay in exercising, any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The rights and remedies provided for herein are cumulative and are not exclusive of any remedies provided by law, in equity or in any other agreement between the parties hereto.

7.9 Time of the Essence

Time shall be of the essence in this Agreement.

7.10 Amendment

No amendment or modification to this Agreement shall be binding unless approved in writing by the Lender and BAM.

7.11 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions shall not be affected thereby and any such invalidity, illegality or unenforceability in any jurisdiction shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

7.12 Successors and Assigns

This Agreement shall be binding on the parties hereto and shall irrevocably bind the successors and permitted assigns of each of them and shall enure to the benefit of each party hereto and their respective successors (including any successor by reason of amalgamation) and assigns.

7.13 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, undertakings, representations and understandings between such parties.

7.14 Counterparts

This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, is an original, but all of which taken together shall constitute one and the same instrument.

7.15 Delivery by Facsimile, pdf

An executed copy of this Agreement may be delivered by any party hereto by facsimile or other electronic means, including pdf. In such event, such party shall forthwith deliver to the other parties hereto the copy of this Agreement executed by such party.

7.16 Calculation of Time

Except as otherwise provided for in this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at midnight (Toronto time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period shall terminate at midnight (Toronto time) on the next following Business Day.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first written above.

BROOKFIELD ASSET MANAGEMENT INC.

By:
Name:
Title:

BROOKFIELD PROPERTIES LIMITED

By:
Name:
Title:

Exhibit A

Assignment Agreement

See Attached

ASSIGNMENT AGREEMENT

Assignment Agreement dated as of                                  between Brookfield Properties Limited as assignor (the “Assignor”) and Brookfield Asset Management Inc. (“BAM”).

WHEREAS Brookfield Residential Properties Inc. (the “Borrower”) is indebted to the Assignor in the amount of (including principal and accrued and unpaid interest) $                                 (the “Assigned Obligations”) pursuant to an unsecured subordinated note dated as of January     —    , 2011 (the “Note”);

AND WHEREAS pursuant to the issuance of a Put Notice pursuant to a Put Agreement dated January     —    , 2011 between the Assignor and BAM (the “Put Agreement”) BAM is required, on the Closing Date (as defined in the Put Agreement), to accept and purchase and Assignor is required to assign and sell, at par, to BAM, the Assignor’s right, title and interest in and to the Assigned Obligations, and all right, title and interest of Assignor in and to the Note to the extent relating thereto (collectively, the “Assigned Credit”) (collectively, such assignment, sale, purchase is hereinafter referred to as the “Assignment”).

NOW THEREFORE, in consideration of the foregoing, and the payment of such amounts provided for under the Put Agreement and as set forth in Schedule A, the sum of $10.00 in lawful money of Canada now paid by the Assignor and BAM to each other and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each such party, the parties agree as follows (with effect as of the Closing Date (as defined in the Put Agreement)):

Section 1.01.    Definitions.    Terms defined in the Put Agreement or the Note, as the case may be, which appear in this Agreement without definition shall have the meanings ascribed to them in the Put Agreement or the Note, as applicable.

Section 2.01.    Conveyance of Interest in Credit.    The Assignor assigns, sells, conveys and transfers to BAM, as applicable, all of its undivided interest in and to the Assigned Credit.

Section 3.01.    Assumption.    BAM accepts and assumes the Assigned Credit and assumes and agrees to be bound by all of the terms and conditions of the Note.

Section 4.01.    Representations, Warranties and Covenants.    (1) Assignor represents and warrants to BAM that (i) the outstanding principal amount of Assigned Credit is $                                 and the accrued and unpaid interest is $                                 , and such principal and interest remains outstanding under the Note (ii) it is the legal and beneficial owner of the Assigned Credit, (iii) the Assigned Credit is free and clear of any lien, encumbrance or other adverse claim.

(2)    Each of Assignee and BAM represents and warrants to the other that it has the capacity and power to enter into this Assignment Agreement in accordance with its terms and to perform its obligations, and all action required to authorize the execution and delivery of this Assignment Agreement, and the performance of such obligations, has been duly taken.

Section 5.01.    BAM’s Acknowledgments.    BAM acknowledges and agrees that (i) it has received a copy of the Note, (ii) it has, independently and without reliance upon the Assignor (other than those representations and warranties contained in this Agreement) and on the basis of such documents and information as it deems appropriate, made its own credit analysis and decision regarding this Assignment. Except for the Note which BAM has already received, the Assignor shall not have any duty to provide BAM with any credit or other information concerning the affairs, financial condition or business of the Borrower or any third party.

Section 7.01.    Governing Law.    This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein.

Section 8.01.    Enurement.    This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

Section 9.01.    Counterparts.    This Agreement may be executed in any number of counterparts and delivered by facsimile or pdf formatted attachment to an email and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement under the hands of their proper officers duly authorized in that behalf as of the date first above written.

Dated this                                  day of                                 ,                                 .

BROOKFIELD PROPERTIES LIMITED

By:
Name:
Title:

BROOKFIELD ASSET MANAGEMENT INC.

By:
Name:
Title:

Exhibit B

Form of Put Notice

PUT NOTICE

TO: Brookfield Asset Management Inc.

This notice is delivered to you pursuant to Section 2.2 of the Put Agreement made as of January —, 2011, between Brookfield Asset Management Inc. and Brookfield Properties Limited (the “Put Agreement”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Put Agreement.

The undersigned hereby instructs BAM that it wishes to exercise the Put Rights under the Put Agreement. The details of the Put Obligations to be assigned by the Lender and purchased by BAM are:

Outstanding Principal Amount:        $

Accrued and unpaid interest:            $

The Closing Date shall be —.

Dated this                      day of     , 20    .

BROOKFIELD PROPERTIES LIMITED

By:
Name:
Title: